UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **67989**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2013** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aligned Manager Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

263 Tresser Blvd., One Stamford Plaza Suite 1401
(No. and Street)

Stamford	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Cahill **(203) 504-3211**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Ste 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14048250

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **James J. Cahill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aligned Manager Services LLC**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ED ZANOTTI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01ZA6015315
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES OCTOBER 26, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALIGNED MANAGER SERVICES LLC
(FORMERLY CRETUS SECURITIES, LLC)

Statement of Financial condition

December 31, 2013

ALIGNED MANAGER SERVICES LLC
(FORMERLY CRETUS SECURITIES, LLC)

DECEMBER 31, 2013

INDEX

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Members of
Aligned Manager Services, LLC
(formerly Cretus Securities, LLC)
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Aligned Manager Services, LLC (formerly Cretus Securities, LLC), (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aligned Manager Services, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 26, 2014

9801 Westheimer Road, Suite 1100 • Houston, Texas 77042 • 713.343.4200
10350 Richmond Avenue, Suite 800 • Houston, Texas 77042 • 713.343.4200
15 Maiden Lane, Suite 1002 • New York, New York 10038 • 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road • Chaoyang District, Beijing P.R. China 100020 • 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 • Nanshan District, Shenzhen P.R. China 518054 • 86.755.8627.8690
www.malonebailey.com

NEXIA INTERNATIONAL

ALIGNED MANAGER SERVICES LLC
(FORMERLY CRETUS SECURITIES, LLC)
STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	157,484
Commissions receivable- related party		146,077
Prepaid expenses		25,263
TOTAL ASSETS	$	328,824
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	12,155
Accounts payable and accrued expenses- related party		126,270
TOTAL LIABILITIES		138,425
Commitments and contingent liabilities		-
Member's Equity		190,399
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	328,824

The accompanying notes are an integral part of these audited financial statements.

ALIGNED MANAGER SERVICES LLC
(FORMERLY CRETUS SECURITIES, LLC)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Aligned Manager Services LLC (formerly Cretus Securities, LLC) (the "Company") was organized as a limited liability company in Delaware on May 7, 2008. The Company became a member of the Financial Industry Regulatory Authority on April 23, 2009.

Nature of Business

The Company conducts a securities business limited to private placement of securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recognized when services are provided. Related expenses are recorded when incurred.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and may exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain minimum "Net Capital" of the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as these terms are defined. Net Capital and Aggregate Indebtedness may change daily. The Company had Net Capital of $19,059 at December 31, 2013 which exceeded the regulatory requirement of $9,228 by $9,831. The ratio of Aggregate Indebtedness to Net Capital was 7.26 to 1 at December 31, 2013.

NOTE 4 – MEMBER'S EQUITY

In March, 2013, Aligned Asset Managers, LLC ("AAM") purchased the company, becoming the new sole member of the Company. During 2013, AAM contributed $250,000 of capital to the Company.

NOTE 5 – INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision for income taxes is made in the accompanying financial statements as these taxes are the responsibility of the member.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2013, AAM allocated $390,604 of expenses to the Company. AAM forgave $264,334 of allocated expenses and this is recorded a non-cash contribution to the Company. As of December 31, 2013 the amount due to AAM is $126,270.

Commission income of $146,077 was generated from services provided to a subsidiary of AAM pursuant to a Sale and Marketing Support Agreement. As of December 31, 2013, $146,077 is due to the Company and is accounted for as a non-allowable commission receivable.

During the fiscal year 2013, the Company expensed $361,778 as related party compensation.